

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 29, 2016

Via E-mail
Clayton Carter
Chief Financial Officer
12001 N Central Expressway
Suite 825
Dallas, TX 75243

> **Re:** **GEX Management, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 2, 2016**
> **File No. 333-213470**

Dear Mr. Carter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined under Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   We note that you have used 400,000 shares, rather than 600,000 shares, as the mid-point of your offering for illustration purposes throughout the document. Please revise your document accordingly or advise us why revision is not necessary.

Cover Page

3.   We note that you intend to apply for quotation of your common stock on the OTC
        Bulletin Board or to have your common stock listed on an exchange. Please advise if the
        company is currently structured in a manner that would enable quotation on the OTC
        Bulletin Board or being listed on an exchange. In the alternative, please tell us why you
        believe it is appropriate to reference your intent to apply for quotation or listing on these
        markets.

Prospectus Summary, page 1

4.   We note that your officers, directors and their affiliates may purchase common stock in
        your offering. Please revise to disclose if your officers, directors and their affiliates
        presently intend to purchase common stock in your offering. Please also revise to disclose
        whether these purchases will count towards the minimum offering amount and that your
        officers and directors will be purchasing for investment and not for resale.

5.   Please revise to disclose your auditor's going concern qualification in the prospectus
        summary. We note your risk factor disclosure on page 6.

Risk Factors, page 2

6.   We note your disclosure on the prospectus cover page that you will hold the money
        raised in this offering in a company safe until the minimum amount of $300,000 is raised.
        Please revise your risk factor disclosure to discuss the risks of not having an escrow
        agreement or any other agreement regarding the custody of any initial funds raised.
        Please also revise your disclosure to include a risk factor addressing the risk that your
        creditors may access the funds in the company's safe, and consequently the funds would
        not be available for refund to subscribers if the minimum is not sold in the offering.
        Alternatively, if you believe these funds would be outside the reach of your creditors,
        please explain the legal basis for your belief.

7.   Please revise to include a risk factor to discuss, if true, that your officers have no
        experience in running a public company.

8.   We note your disclosure on page 16 that your CEO and COO will spend 30% and 40%
        respectively on the company. We further note your disclosure on pages 17 and 18 that
        your CEO is a majority member interest owner in two companies which also provide
        back office services. As your CEO has ownership stakes in businesses in the same
        industry in which you operate, please revise to include conflict of interest risk factor
        disclosure and a risk factor discussing how the CEO and COO's time commitment to the
        business may impact your ability to solicit business and develop a customer base.

Plan of Distribution, page 8

9.   We note your disclosure on page 9 that Carl Dorvil will be selling the common stock in this offering relying on the safe harbor from broker registration under Rule 3a4-1(a) of the Securities Exchange Act of 1934. Please revise your disclosure to track the requirement in Rule 3a4-1 and disclose whether Mr. Dorvil is not at the time of his participation an associated person of a broker or dealer.

Management's Discussion and Plan of Operations, page 15

10.   Please revise to include a comparison of the results of operations for the periods ended June 30, 2016 and June 30, 2015. Refer to Item 303(B)(2) of Regulation S-K.

11.   We note that the increase in revenues from the year ended December 31, 2014 to the year ended December 31, 2015 is due to an increase in new customers. Please expand your disclosure to discuss whether this increase relates to many small customers or to relatively few large customers. Discuss any known trends related to the composition of your customer base, including, but not limited to, the number or size of customers.

12.   You reference a growth plan and new locations. Please expand your disclosure to discuss in greater detail your company's plan of operations for the next 12 months, including but not limited to, the timeframe for achieving specific milestones and whether or not any of these milestones have been achieved to date. Please refer to Item 101(a)(2) of Regulation S-K.

Financing Needs, page 16

13.   You disclose that by raising the minimum amount of funds in this offering, you will have sufficient funds to cash flow your growth plans for a minimum of twelve months. Please expand your disclosure to indicate the course of action you propose to take if you are unable to sell the minimum number of shares in this offering. Please also identify and separately describe internal and external sources of liquidity available to you. Refer to Item 303(A)(1) of Regulation S-K.

Directors, Executive Officers and Significant Employees, page 16

14.   Please revise the biographical descriptions of your directors and significant employees to include the business experience of each director and significant employee during the past five years, including the dates of employment. Please also disclose the principal business of any corporation or other organization by which each officer and director was previously employed. Please refer to Item 401(e) of Regulation S-K.   Further, we note your disclosure that Mr. Carter has raised the capital to develop multiple start-ups. To the extent you retain this disclosure, please revise to disclose the name and principal business of each start-up which you refer.

Interest of Management and Others in Certain Transactions, page 17

15.   We note your disclosure on page 17 that as of the date of the filing there are no other agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following: a director or officer of the issuer; any principal security holder; any promoter of the issuer; any relative or spouse, or relative of such spouse, of the above referenced persons. We also note your disclosure that the Company has entered into a loan agreement with your CEO and outsourcing and loan agreements with affiliates of your CEO. Please revise for consistency.

16.   We note your disclosure on page 16 that you entered into a loan agreement with your CEO, Carl Dorvil, in which Mr. Dorvil agreed to loan the Company up to $1,000,000 at a rate of 6%. We also note your disclosure on page 17 that you entered into a loan agreement with P413 pursuant to which P413 agreed to loan the Company up to $500,000 at a rate of 6% and that your CEO, Carl Dorvil, is a majority member interest owner in P413. Please revise to disclose the amounts of money that have been loaned to date, if any, pursuant to these agreements. In addition, to the extent your business is substantially dependent on these loans, please file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or advise.

17.   We note your disclosure that you have entered into outsourcing agreements with Vicar Capital Advisors, LLC and P413 Management, LLC to provide back office services. We further note your disclosure that your CEO, Carl Dorvil, is a majority member interest owner in these companies. Please revise to disclose the material terms of these agreements. In addition, please refer to Item 601(b)(10)(ii)(A) of Regulation S-K and file these agreements as exhibits or advise.

18.   We note your disclosure on page II-1 that you entered into a promissory note with Knowledgeable Resources Solutions, LLC ("KRS") and that a GEX employee and his wife own KRS. Please revise your disclosure to describe the related party transaction under this heading and identify the employee or advise.

Principal Shareholders, page 18

19.   Please disclose the assumption used in calculating the amount owned after the offering by your principal shareholders (i.e. whether you assumed the minimum, maximum or mid-point of the offering range).

Note 1. Summary of Significant Accounting Policies, page F-14

Revenue Recognition, page F-14

20.   Please further explain the modified proportional performance revenue recognition method used by the registrant, including but not limited to, the timing of revenue recognition under this method and under what circumstances you believe this method is more appropriate than the straightline method. Please cite relevant accounting literature in your response.

Note 2. Accounts Receivable and Concentrations of Credit Risk, page F-16

21.   Please expand your disclosure under Management's Discussion and Plan of Operations to discuss any known trends affecting the businesses of your significant customers in accordance with Item 303 of Regulation S-K.

22.   It appears that the receivables from significant customers may represent an investment risk due to substantial asset concentration. Please tell us how you have assessed the need to provide financial or other information related to such customers. Financial statements of a significant customer, whether affiliated or unaffiliated, may be necessary to reasonably inform investors about the registrant's financial position, results of operations and/or cash flows. Reference is made to ASC 280-10-50-42 and by analogy to SAB Topic 1I.

Signatures

23.   Please revise the second signatures section on your signature page to clarify which officer or officers are signing in the capacity as your principal executive officer, principal financial officer, and principal accounting officer or controller. Please refer to the Instructions to Signatures in Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Senior Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Taylor V. Wilson, Esq.
       Via E-mail